May 6, 2021

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Deanna Virginio

Re:	Brooklyn ImmunoTherapeutics, Inc. Registration Statement on Form S-1 Filed April 30, 2021 File No. 333-255694 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Brooklyn ImmunoTherapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-255694), so that it may become effective at 5:00 p.m. Eastern time on May 10, 2021, or as soon thereafter as practicable.

Please do not hesitate to contact our legal counsel, Mark L. Johnson, at (617) 261-3260, if you have any questions or would like additional information regarding this matter.

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Sincerely,

Brooklyn ImmunoTherapeutics, Inc.

By:	/s/ Howard J. Federoff
Howard J. Federoff
Chief Executive Officer and President

cc:	Rema Awad, K&L Gates LLP Mark L. Johnson, K&L Gates LLP